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                          November 10, 2022

       Nick Leschly
       President and Chief Executive Officer
       2seventy bio, Inc.
       60 Binney Street
       Cambridge, Massachusetts, 02142

                                                        Re: 2seventy bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268222

       Dear Nick Leschly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Yasin Akbari, Esq.